[redacted]

11018303

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) Texas (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kirsten Register (210) 913-0703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1800 (Address) San Antonio (City) Texas (State) 78205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirsten Register, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
Notary Public
STATE OF TEXAS
My Comm. Exp. 06-13-2014

NOTARY PUBLIC STATE OF TEXAS

Signature

Vice President, Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USAA INVESTMENT MANAGEMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
USAA Investment Management Company:

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2011

A member firm of Ernst & Young Global Limited

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2010

(Dollars in thousands, except share data)

Assets		
Cash and cash equivalents	$	60,418
Cash segregated under federal regulations		253,116
Deposits with clearing organizations		8,170
Receivable from broker-dealers and clearing organizations		3,309
Receivable from customers, net of allowance		139,536
Receivable from related parties (includes amounts due from USAA mutual funds of $15,640)		15,958
Software and equipment, at cost, net of accumulated depreciation and amortization		11,274
Federal income taxes receivable, net (includes deferred taxes of $3,915)		12,701
Other assets		9,479
Total assets	$	513,961
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to broker-dealers and clearing organizations	$	6,535
Payable to customers		382,343
Payable to related parties (includes amounts due to USAA mutual funds of $1,245)		34,645
Accrued personnel expenses		24,187
State income taxes payable, net (less deferred taxes of $107)		1,116
Other liabilities		8,504
Total liabilities		457,330
Stockholders' Equity:		
Adjustable noncumulative perpetual preferred stock, Series A, $100 par value; 50,000 shares authorized; 50,000 shares issued and outstanding		5,000
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		27,312
Retained earnings		24,318
Total stockholders' equity		56,631
Total liabilities and stockholders' equity	$	513,961

See accompanying notes to Statement of Financial Condition.

(Dollars in thousands)

(1) Summary of significant accounting policies

(a) Nature of operations

USAA Investment Management Company (IMCO), (also referred to as "we," "our," or "us," unless otherwise denoted), is a wholly-owned subsidiary of USAA Investment Corporation (ICORP), which is a wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

We are a registered investment adviser under the Investment Advisers Act of 1940, a registered securities broker-dealer under the Securities Exchange Act of 1934, a member of the Chicago Stock Exchange, and a member of the Financial Industry Regulatory Authority (FINRA). As an investment adviser, we provide advisory services to the USAA mutual funds, USAA and certain of its affiliates, and to certain institutions and individuals. As a broker-dealer, we offer brokerage services principally to individuals eligible for membership in USAA, primarily active and retired United States military personnel and their families, and serve as the underwriter and distributor of the USAA mutual funds.

(b) Basis of presentation

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (GAAP).

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments that have an original maturity at purchase of three months or less. At December 31, 2010, we held an investment in a money market fund of $15,010.

(d) Cash segregated under federal regulations

At December 31, 2010, cash of $253,116 was segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

(e) Securities transactions

Proprietary and customers' securities transactions are reported on a settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that recorded in the Statement of Financial Condition.

At December 31, 2010, securities owned of $438 and securities sold, not yet purchased of $146, included in other assets and other liabilities respectively, which consist of equity securities and shares of regulated investment companies, are carried at fair value.

(f) Receivable from and payable to broker-dealers and clearing organizations

Receivable from and payable to broker-dealers and clearing organizations also includes securities failed to deliver, securities failed to receive and securities borrowed. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

Securities borrowed transactions are recorded at the amount of collateral advanced. Securities borrowed transactions require us to deposit collateral with the lender in the form of cash. We monitor the fair value of securities borrowed on a daily basis. Additional collateral is provided to or refunded by the lender as necessary. Counterparties are principally other brokers and dealers and financial institutions.

(g) Receivable from and payable to customers

Receivable from customers consists of margin loans to customers and amounts due on cash transactions and is stated net of allowance for doubtful accounts of $110. Payable to customers is the result of transactions or deposits. Included in receivable from and payable to customers is $3 and $13, respectively, for receivable from and payable to non-customers. Securities owned by customers, including those that are held as collateral for receivables, are not reflected in the Statement of Financial Condition.

(h) Software and equipment

Software and equipment consists primarily of purchased and internally developed software. Internal software development costs are capitalized to the extent of external direct costs of materials and services consumed and of salary costs relating to employees' time spent on the software project during the application development stage. Purchased software and internally developed software are capitalized and amortized on a straight-line basis over an estimated useful life of three years. Depreciation of electronic data processing equipment is computed using the double-declining balance method over an estimated useful life of three years. Capitalized software costs are evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation.

(i) Income taxes

IMCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based on a written tax allocation agreement, whereby subsidiaries receive a current benefit to the extent their losses are utilized by the consolidated group.

Deferred income taxes are recognized for the federal and state tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

We file separate company state tax returns or are included in USAA consolidated unitary state returns, where applicable.

(Dollars in thousands)

(j) New accounting pronouncements adopted this year

In first quarter 2010, we adopted the following accounting updates to the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or Codification):

- Accounting Standards Update (ASU or Update) 2010-6, *Improving Disclosures about Fair Value Measurements*;
- ASU 2009-16, *Accounting for Transfers of Financial Assets* (Statement of Financial Accounting Standards (FAS) 166, *Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140*); and
- ASU 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (FAS 167, *Amendments to FASB Interpretation No. 46(R)*).

Information about these accounting updates is further described in more detail below.

ASU 2010-6 amends the disclosure requirements for fair value measurements. We are now required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, whereas the previous rules only required the disclosure of transfers in and out of Level 3. Additionally, in the rollforward of Level 3 activity, we must present information on purchases, sales, issuances, and settlements on a gross basis rather than on a net basis. The Update also clarifies that fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the Statement of Financial Condition. We must also provide information about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring instruments classified as either Level 2 or Level 3. We adopted this guidance in first quarter 2010 with prospective application, except for the new requirement related to the Level 3 rollforward. Gross presentation in the Level 3 rollforward is effective for us in first quarter 2011 with prospective application. Our adoption of the Update did not affect our financial results since it amends only the disclosure requirements for fair value measurements.

ASU 2009-16 (FAS 166) modifies certain guidance contained in ASC 860, *Transfers and Servicing*. This pronouncement eliminates the concept of qualifying special purpose entities (QSPEs) and provides additional criteria transferors must use to evaluate transfers of financial assets. The Update also requires that any assets or liabilities retained from a transfer accounted for as a sale must be initially recognized at fair value. We adopted this guidance in first quarter 2010. However, the application of this guidance did not have a material impact on our financial position.

ASU 2009-17 (FAS 167) amends several key consolidation provisions related to variable interest entities (VIEs), which are included in ASC 810, *Consolidation*. The scope of the new guidance includes entities that were previously designated as QSPEs. The Update also changes the approach we must use to identify VIEs and whom is deemed to be the primary beneficiary and thus required to consolidate. Under the new guidance, a VIE's primary beneficiary is the entity that has the power to direct the VIE's significant activities, and has an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Update also requires continual reassessment regarding the primary beneficiary of a VIE, whereas the previous rules only required reconsideration upon the occurrence of certain triggering events. These provisions were effective for us on January 1, 2010. However, the application of this guidance did not have a material impact on our financial position.

(2) Transactions with related parties

(a) Receivable from and payable to related parties

We act as investment adviser to the USAA mutual funds, USAA, and certain of its subsidiaries. Amounts owed to IMCO for these services are included in receivable from related parties and amounts are settled monthly.

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, data processing, printing, employee benefits, and corporate staffing services. Accordingly, we pay for these various services, and amounts owed are included in payable to related parties. Amounts are settled monthly.

We have entered into referral agreements with USAA Financial Advisors, Inc. (FAI), and USAA Financial Planning Services Insurance Agency, Inc. (FPS), both affiliated companies, covering services rendered by FAI and FPS to us. Under the terms of each referral agreement, we retained FAI and FPS to refer USAA members (when a referral best suited the needs of the USAA member) to us in exchange for a fee. Amounts are settled monthly.

We provide certain administrative and record keeping services related to brokerage sweep agreements with the USAA Federal Savings Bank (FSB), an affiliated company and our affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services. We also provide and receive services pursuant to various service fee agreements with FSB. Amounts are settled monthly.

Under the terms of a clearing agreement with FAI, we clear and carry, on a fully disclosed basis, customer accounts introduced to us by FAI. FAI is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of FINRA. FAI activities under the agreement include performing account opening and administration and taking client securities orders for clearance and settlement through the introducing and clearing arrangement with us.

Under the terms of an intercompany funding agreement, we have the ability to borrow up to $500,000 from CAPCO. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings outstanding under this agreement at December 31, 2010.

(b) Employee benefit plans

Defined benefit pension plan

Employees (and our subsidiary's employees) who were hired before June 1, 2007 are covered under a defined benefit pension plan administered by USAA. We have made changes to the pension plan including the curtailment of traditional defined benefit pension plan accruals. The benefits are determined based on years of service and the employee's final average salary as defined in the plan.

Postretirement benefits plan

In addition to providing pension benefits, certain medical, dental, and life insurance benefits are provided for our retired employees. Employees become eligible for these benefits if they meet minimum age and service requirements and retire from active employment. The plan is

contributory with retiree contributions and other cost sharing features such as deductibles and coinsurance. The written plan provides for future cost-sharing changes that are consistent with our intent to increase the retiree contribution rate for a portion of expected future cost increases. Our funding policy is to make contributions only in amounts determined at the discretion of management. We have the right to modify or terminate these postretirement benefits.

Defined contribution plan

Substantially all of our employees are eligible to participate in USAA's defined contribution plan. We match participant contributions dollar-for-dollar to a maximum of 8% of a participant's compensation. Participants fully vest in our matching contributions after two years of vesting service.

USAA also provides another defined contribution benefit, Retirement Plus, which is available to substantially all of our employees. Retirement Plus is an age-based contribution which ranges from 3% to 9% of annual pay. The contribution is deposited into each participant's retirement account annually, provided USAA meets or exceeds its overall performance targets. These contributions are managed by the participants. The contributions become 20% vested upon the participant's completion of two years of vesting service and increase 20% each year such that the participant's new retirement benefit shall be 100% vested upon the completion of six years of vesting service.

(3) Fair value

FASB guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure of assets and liabilities measured at fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. We do not currently have any material financial instruments utilizing Level 3 inputs.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(Dollars in thousands)

The following table presents the financial instruments carried at fair value as of December 31, 2010, by caption on the Statement of Financial Condition and by valuation hierarchy (as described on page 6).

	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total carrying value at December 31, 2010
Cash equivalents:				
Money Market Fund	$ 15,010	$ -	$ -	$ 15,010
Deposits with clearing organizations:				
U.S. Treasury security	1,399	-	-	1,399
Other assets:				
Securities owned	377	61	-	438
Total assets at fair value	16,786	61	-	16,847
Other liabilities:				
Securities sold, not yet purchased	144	2	-	146
Total liabilities at fair value	$ 144	$ 2	$ -	$ 146

Level 1 Analysis

Included in Level 1 are highly liquid financial instruments such as U.S. treasury bills, equities listed in active markets, and mutual funds. As quoted prices are available in an active market, these securities are classified in Level 1 of the valuation hierarchy.

Level 2 Analysis

Included within Level 2 are inflation-indexed notes as well as our fractional share inventory. The fair value of these securities was estimated by an independent pricing service based upon their pricing model which incorporates observable market inputs such as benchmark yields and trades of similar securities. Based upon an analysis of the procedures and techniques used by our independent pricing service, we have determined that these securities should be classified within Level 2 of the valuation hierarchy.

There were no significant transfers between Level 1 and Level 2 during 2010.

Receivables from and payables to broker-dealers and clearing organizations, receivables from and payables to customers, and receivables from and payables to related parties are presented in the Statement of Financial Condition at contract amounts, which approximate fair value. The contract amounts approximate fair value because the financial instruments have short-term maturities, are repriced frequently, or bear market interest rates. For all other financial assets and liabilities, carrying value approximates fair value due to their short-term nature.

In the normal course of business, our activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose us to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

Customer securities activities are transacted on either a cash or margin basis. Margin loans to customers are collateralized by securities in their brokerage accounts. We seek to mitigate the risks associated with customer securities activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned before the collateral could be sold.

Securities owned, includes our fractional share inventory. We review daily our fractional share inventory and periodically sell fractional shares when their value exceeds a predetermined threshold.

Securities sold, not yet purchased, represent our obligation to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as our ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

We deposit cash with counterparties as collateral for securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited we may be exposed to the risk of selling the securities at prevailing market prices. We mitigate this risk by reviewing the credit standing of each counterparty and monitoring the collateral values on a daily basis.

(4) Receivable from and payable to broker-dealers and clearing organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010 consist of the following:

Receivable:		
Securities failed to deliver	$	2,261
Deposits for securities borrowed		924
Clearing organizations		124
	$	3,309
Payable:		
Securities failed to receive	$	945
Clearing organizations		5,590
	$	6,535

(Dollars in thousands)

(5) Software and equipment

Software and equipment at December 31, 2010 are summarized below.

Capitalized software	$	30,309
Equipment		152
Total		30,461
Less accumulated depreciation and amortization		(19,187)
Software and equipment, net	$	11,274

(6) Income taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 are presented below:

Deferred tax assets:		
Accrued expenses	$	8,326
State income taxes, net of federal income tax		70
Other		138
Total gross deferred tax assets		8,534
Deferred tax liabilities:		
Section 481(a) adjustment for method changes		(3,663)
Depreciable assets and software		(849)
Total gross deferred tax liabilities		(4,512)
Net deferred tax asset	$	4,022

Management believes the gross deferred tax assets are more likely-than-not to be realized based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

Due to various tax authority developments in 2009 and 2010, we have reassessed our uncertain tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

		2010
Balance at January 1	$	5,411
Increases for tax positions of prior years		152
Decreases for tax positions of prior years		(75)
Decreases for settlements with tax authorities		(4,790)
Balance at December 31	$	698

(Dollars in thousands)

The amount of unrecognized tax benefits at December 31, 2010 that, if recognized, would affect the effective tax rate is $492, as these amounts relate to permanent tax differences. The remaining amounts, plus the 2010 tax settlements, primarily relate to the temporary tax differences. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amounts of unrecognized tax benefits for uncertain tax positions will significantly decrease within twelve months, because the tax positions may be settled in cash or otherwise resolved with taxing authorities. At December 31, 2010 the range of a potential decrease in the liability for uncertain tax positions due to resolution with tax authorities is $100 to $400, which could result in additional cash tax outflow. Generally, the 2006 through 2009 tax years remain subject to examination.

For 2010, the total amount of interest payable recognized in the Statement of Financial Condition is $207 (other liabilities). The total amount of penalties payable recognized in the Statement of Financial Condition is $164 (income taxes payable).

(7) Capital transactions

CAPCO owns 100% of our outstanding adjustable noncumulative perpetual preferred stock, Series A. The preferred stock is redeemable at our option. The dividend rate for the preferred stock resets every five years and is 6.28% through 2011. The preferred stock has a liquidation value equal to its redemption value and has preference over the common stock with respect to dividends and liquidation rights. We paid cash dividends totaling $314 on the preferred stock to CAPCO in 2010.

(8) Net capital

We are subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2010, our net capital was $30,695 (20% of aggregate debit balances), which was $27,548 in excess of our minimum net capital requirement of $3,147.

Advances to related parties, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

(9) Liabilities subordinated to claims of general creditors

We had no liabilities subordinated to claims of general creditors during 2010.

(10) Credit facility

In addition to the intercompany funding agreement with CAPCO, described under note 2(a) on page 5, we have an unsecured demand promissory note enabling borrowings on an unsecured basis from J.P. Morgan Chase Bank, N.A. Borrowings from J.P. Morgan Chase are guaranteed by CAPCO. There were no borrowings outstanding under this facility at December 31, 2010.

(11) Commitments and contingencies

IMCO is party to various lawsuits and claims generally incidental to our business. The ultimate disposition of these matters is not expected to have a significant adverse effect on our financial position.

In the normal course of business, we provide guarantees to securities clearinghouses. Associated with our membership, we may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearinghouse. In general, our guarantee obligations would arise only if the clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the clearinghouse. As a result, any potential contingent liability under these membership agreements cannot be estimated. We have not recorded any contingent liability in the Statement of Financial Condition for these agreements and believe that any potential requirement to make payments under such agreements is remote.

(12) Subsequent events

Events occurring after December 31, 2010 have been evaluated for possible adjustment to the Statement of Financial Condition or disclosure.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041241 FINRA DEC
USAA INVESTMENT MANAGEMENT CO 19*19
ATTN: COMPLIANCE
9800 FREDERICKSBURG RD
SAN ANTONIO TX 78288-0227

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Suzy Anz (210) 498-7353

2. A. General Assessment (item 2e from page 2) $ 131,881

B. Less payment made with SIPC-6 filed (exclude interest) (70,956)

7/27/2010
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 60,925

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 60,925

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 60,925

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USAA Investment Management Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February, 20 11.

VP, Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINA[illegible]ON OF "SIPC NET OPERATING F[illegible]'ENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 374,448,383
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		0
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		0
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		250,093,643
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		65,198,017
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		91,680
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		2,963,537
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		64,457
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 325,124	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 3,284,518	
Enter the greater of line (i) or (ii)		3,284,518
Total deductions		321,695,852
2d. SIPC Net Operating Revenues		$ 52,752,531
2e. General Assessment @ .0025		$ 131,881

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Ernst & Young LLP
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Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Management of USAA Investment Management Company:

We have performed the procedures enumerated below, which were agreed to by the management of USAA Investment Management Company (IMCO), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating IMCO's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2010. IMCO's management is responsible for IMCO's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (including check copies and bank statements) noting no differences.

2. Compared the amounts reported on the supporting schedules to the monthly FOCUS reports with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers that support the monthly FOCUS reports for the fiscal year ended December 31, 2010 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2011

A member firm of Ernst & Young Global Limited